Mail Stop 3561

October 6, 2006

Via U.S. Mail & Facsimile (212) 661-5350
Mr. William Solko
President and Chief Executive Officer
Northeast Auto Acceptance Corp.
2174 Hewlett Ave., Suite 206
Merrick, NY 11566

> **Re:**   **Northeast Auto Acceptance Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 12, 2006**
> **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Our Business, page 2

1. We note the revisions you have made in response to comment 6 from our letter of July 20, 2006, but we reissue it, in part. In the fourth paragraph on page 3, you indicate that you resell <u>all</u> of your vehicles in the Pacific Northwest. However, in the third paragraph of this section on page 2, you state that you resell vehicles "in other parts of the U.S. <u>including</u> the Pacific Northwest" (emphasis added). In the risk factor "Our Purchases and Sales are Geographically Concentrated" on page 10, you indicate that "a large number of the vehicles are sold in the Pacific Northwest." And in the Footnote 1 to the financial statements on page F-7, you indicate that you sell cars "wholesale throughout the United States." Please revise to eliminate these inconsistencies.

2. In addition, please advise how your disclosure above is consistent with numerous press releases by Northeast Auto Acceptance Corp. as published in various

industry publications in 2004 and 2005 stating that "[t]he company specializes in the marketing of vehicles on a national basis." For example, see <u>Northeast Auto Acceptance Corp. – Second Quarter Revenue Rises 25% to $14.7 million</u>, dated September 7, 2005, in Market News Publishing.

<u>Our Sales and Distribution Methods, page 4</u>

3. We note the revisions you have made in response to comment 9 from our letter of July 20, 2006. Please revise the second-to-last sentence of the first paragraph of this section to remove the double reference to the larger population of the Northeast, and change "sale" to "same" in the last sentence of the first paragraph.

4. We note the revisions you have made in the first paragraph on page 5 in response to comment 13 from our letter of July 20, 2006, but reissue it, in part. Please summarize the types of third party contractors you utilize to inspect the vehicles and summarize your arrangements with them. For example, do you use individuals or corporations? Are they generally the same or different than the third parties you use to ship the vehicles to the Pacific Northwest, as described in the second to last paragraph on page 5?

5. You indicate in the second paragraph on page 5 that you purchase a large portion of your vehicles from auction houses. If this in addition to the institutional sellers and dealers you identify as being the source of all your vehicle purchases, revise your disclosure to reflect this fact. Alternatively, if it is through these auctions that you purchase cars from institutional sellers and dealers, revise your disclosure to reflect this fact.

6. We note the additional disclosure you have provided in the second paragraph on page 5 in response to comment 25 from our letter of July 20, 2006 regarding the covenants and performance triggers in your credit facility with Manheim Automotive Financial Services. However, the copy of the agreement that you included as an exhibit contains covenants in addition to the 21-day repayment obligation you disclose on page 5. For example, section 8 of the agreement contains covenants regarding your financial condition. And section 10, "Other Agreements of Borrower," contains several other covenants regarding your business and capital structure. Please revise your disclosure to disclose all material terms of this agreement, including material covenants and performance triggers.

7. Also in the second paragraph on page 5, please indicate the size of the line of credit in dollars.

8. We note the revisions you have made in the third paragraph on page 5 in response to comment 14 from our letter of July 20, 2006, but we reissue the comment. If

the "non-union, third party automobile shippers" you utilize are "established transportation companies that provide services to many other customers," as you indicate in your answer to comment 24 from our letter of July 20, 2006, then please state this fact.

Optimizing profit per vehicle sold, page 6

9. We note the revisions you have made in response to comment 17 from our letter of July 20, 2006, but we reissue the comment, in part. Please indicate your current profit (loss) per car.

10. We note the explanation you have provided in response to comment 18 from our letter of July 20, 2006, but we reissue the comment. Please provide the explanation regarding reducing transportation costs in the body of the registration statement.

Experienced relationships, page 7

11. We note the explanation you have provided in response to comment 21 from our letter of July 20, 2006, but we reissue the comment, in part. Please name here each buyer or seller which is responsible for 10% or more of your revenues or products, giving the percentages of each, or advise.

Risk Factors

General

12. We note that in response to comment 5 from our letter of July 20, 2006 you have removed a risk factor related to "Seasonal Fluctuations" in your business and, in addition, your cover letter states that your business "does not vary on a seasonal basis except for a variation in the types of vehicles the Company purchases and sells."   Please advise how this fact is consistent with numerous press releases by Northeast Auto Acceptance Corp. as published in various industry publications in 2004 and 2005 stating that you "take advantage of seasonal and geographic pricing disparities." For example, see Northeast Auto Acceptance Corp. – Second Quarter Revenue Rises 25% to $14.7 million, dated September 7, 2005, in Market News Publishing.

Our Availability to Capital May Vary, page 10

13. You indicate that you have only one current credit facility. However, Note 6 to the consolidated financial statements on page F-10 describes what appears to be

another credit facility, as does the section "Interest Rate Exposure" on page 21. Please revise to eliminate these inconsistencies.

Our Purchases and Sales are Geographically Concentrated, page 10

14. The body of this risk factor describes how your sales are geographically concentrated, but not how your purchases are geographically concentrated. Please revise to include this information. In addition, please add disclosure about the impact on your business model should the pricing discrepancy between the Northeast and the Pacific Northwest, which you discuss under "Our Distribution Methods" on page 4, disappear.

We Currently Have Just One Director, page 10

15. Please indicate the name of your chief executive officer here and specifically indicate what conflicts of interest might occur between you and the CEO. In addition, please indicate whether you have any intention to increase the size of your board of directors.

Selected Financial Data, page 11

16. We note from your response to comment 28 from our letter of July 20, 2006 that you added disclosure to Item 2 to indicate that the selected financial data is qualified by the more detailed financial statements and the notes thereto provided in the registration statement. We do not believe that this disclosure adequately responds to our previous comment because it does not refer to specific factors that may affect the comparability of the information. Please revise to either disclose or cross-reference to specific note(s) which include discussion thereof, any factors that materially affect the comparability of the information provided in your selected financial data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes, or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates, page 13

17. We note from your response to comment 31 from our letter of July 20, 2006 and your revised disclosure that you have included disclosure of certain critical accounting policies and estimates. However, as previously requested, we believe that your disclosure should be revised to address the following:

- An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in your financial statements affected by the accounting estimate;

- Any known trends, demands, commitments, events, or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

We also encourage you to consider including inventory and your assessment of its realizability as a critical accounting policy and estimate. Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098.

For the Six Months Ended June 30, 2006 and June 30, 2005, page 14

18. We note from your disclosures that revenue increased in amount during the six month period ended June 30, 2006 as compared to the comparable period in 2005 and you have attributed the increase to the continued growth of your business, an increase in the price of vehicles sold, and an overall increase in the number of vehicles sold. Please revise your disclosure to quantify the amount of the increase in revenue that is attributable to each of the factors listed. Similarly, please quantify the amount of the increase in the factors attributable to the change in revenue in the year ended December 31, 2005 as compared to 2004 and for the year ended December 31, 2004 as compared to 2003.

19. We note from your response to comment 34 from our letter of July 20, 2006 that you have included disclosure of the change in other expenses for the six month period ended June 30, 2006 as compared to the comparable period in 2005. We note, however, that the amount disclosed of $445,907 for the six month period ended June 30, 2006 does not agree with the total of the amounts disclosed in the table below of $538,496. Please advise or revise your disclosure accordingly.

Liquidity and Capital Resources, page 20

20. The increase in cash provided by financing activities during the six months ended June 30, 2006 as compared to the same period of 2005 of $1,185,306 as discussed on page 20 does not agree to the increase indicated by the company's consolidated statements of cash flows for these periods of $539,889. Please reconcile and revise these disclosures.

21. We note your disclosure in the third paragraph on page 21 in response to comment 36 from our letter of July 20, 2006, but we reissue it, in part. Please indicate what your plans are to reverse your recent losses and become profitable.

Quantitative and Qualitative Disclosures about Market Risk, page 21

22. We note from your response to comment 32 from our letter of July 20, 2006 that you have added a discussion of quantitative and qualitative risks. However, we do not believe that the added disclosure complies with either of the three disclosure alternatives set forth in Item 305. As previously requested, please revise your MD&A to include a discussion of the quantitative and qualitative information about market risk as of the end of the latest fiscal year, using one of the three disclosure alternatives set forth in Item 305 of Regulation SK.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

23. We reissue comment 39 from our letter of July 20, 2006.

Item 10. Recent Sales of Unregistered Securities, page 27

24. We note that you have added information about the March 4, 2004 sale of 17,000,000 shares of common stock in response to comment 49 from our letter of July 20, 2006. Please also give the price per share for this transaction.

25. We note from your response to comment 47 from our letter of July 20, 2006 that you have reconciled the equity transactions in this section to those reflected in the statements of stockholders' equity. However there still appear to be a few discrepancies between the share prices listed in Item 10 and the amounts reflected in the statements of stockholders' equity. For example, the 150,000 shares issued to an employee in April 2004 at $.05 per share is reflected in the statement of stockholders' equity as 150,000 shares issued at $.40 per share. Also, the 2,200,000 shares issued to a consultant in January 2005 at $.05 per share and the 228,000 shares issued to consultants in July and August at $1.33 per share are inconsistent with the statement of stockholders' equity. As previously requested,

please reconcile all of the equity transactions disclosed in this section to those reflected in the company's consolidated statements of changes in stockholders' equity.

26. We note the changes you have made in the second-to-last paragraph on page 28 in response to comment 50 from our letter of July 20, 2006. However, you indicate that the interest accrued on the promissory note was $1.46 per share while on page F-14 you indicate that the interest accrued on the promissory note was $1.55 per share. Please revise to eliminate this discrepancy.

Report of Independent Registered Public Accounting Firm, page F-1

27. We note from your response to comment 53 from our letter of July 20, 2006 that on June 2, 2006 it came to your auditor's attention that additional expenses should have been accrued for the year ended December 31, 2005. Please explain to us the nature of these accrued expenses and tell us how it came to the auditor's attention that the amounts should have been accrued as of year end. Also, please tell us why you believe that as of the date of this filing all accrued expenses have been appropriately recognized. Additionally, please explain to us your basis for removal of the June 2, 2006 dual date from the audit report.

Consolidated Financial Statements

28. We note that you have included the unaudited financial statements as of December 31, 2002 and December 31, 2001. Please remove these from the face of your audited financial statements as they are not required to be presented. See Rules 3-01 and 3-02 of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

29. We note from your response to comment 55 from our letter of July 20, 2006 that you have revised the statements of stockholders' equity and the presentation of the reverse merger. Please explain to us in detail how the beginning retained earnings as of January 1, 2003 (which should be the earliest period presented on the statements of stockholders' equity) was determined or calculated. Also provide us detail as to how you calculated the common stock and treasury stock amounts presented as "common stock issued for reverse merger." Include in your response any accounting literature or guidance relied upon. Additionally, please confirm for us and disclose in the notes to the financial statements if Catadyne Corporation, the legal acquirer, was a shell corporation at the time of the transaction.

Consolidated Statements of Cash Flows, page F-6

> 30. We note that during the six months ended June 30, 2006 there was $98,000 charged to depreciation and amortization. Please tell us and disclose in the notes to the financial statements the nature of this depreciation and amortization. Also, please tell us and disclose the line item on the income statement in which depreciation and amortization is included.

Notes to the Financial Statements

General

> 31. We note from your response to comment 59 from our letter of July 20, 2006 that the notes to the financial statements have been updated to include the unaudited quarterly financial data specified in Item 302 of Regulation S-K. However, this information does not appear to be included in your filing. As previously requested, please revise your notes to the financial statements to include the unaudited selected <u>quarterly</u> financial data specified in Item 302 of Regulation SK.

> 32. We note from your response to comment 60 from our letter of July 20, 2006 that the notes to the financial statements have been updated to include disclosure of the fair value of financial instruments. However, this information does not appear to be included in your filing. As previously requested, please revise your notes to the financial statements to include disclosure of the fair value of financial instruments for which it is practicable to estimate that value. You should include in your disclosure the method(s) and significant assumptions used to estimate the fair value of financial instruments. See paragraph 10 of SFAS No. 107.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

> 33. We note from your response to comment 62 from our letter of July 20, 2006 that you have added additional disclosure to your revenue recognition policy. However we do not believe that you have adequately responded to our prior comment. As previously requested, please explain to us how your revenue recognition policy meets the criteria in SAB 101 and SAB 104, and specifically why you believe that it is appropriate to recognize revenue when <u>either</u> title is transferred to the buyer <u>or</u> when the buyer assumes the responsibility of ownership. In this regard, we do not understand why you believe it is appropriate to recognize sales revenue when the buyer assumes responsibility of ownership <u>if</u> title has not transferred to the buyer. Also, please tell us and disclose in the notes

to your financial statements why you believe it is appropriate to recognize revenue on a gross basis rather than net basis. See EITF 99-19.

Note 3. Accounts Receivable, page F-9

34. We note from your response to comment 64 from our letter of July 20, 2006 that you do not have a provision for doubtful accounts since, pursuant to the procedures used by the auction houses, title to vehicles is not passed until full payment in good funds are received by the company. Considering your disclosure that revenue is recognized when title passes to the buyer or when the buyer assumes risk of ownership, we would assume that revenue is recognized at the time you receive payment for the vehicle, since that is when title passes. In light of this assumption, please explain to us the nature of the accounts receivable balance, including when you record accounts receivable in relation to the passage of title and recognition of revenue.

Note 6. Notes and Loans Payable, page F-10

35. We note from your response to comment 66 from our letter of July 20, 2006 that there are no restrictive covenants in the current credit facility. However we note that your disclosure on page 10 in the risk factors section continues to indicate that your current credit facility has covenants and/or performance triggers. Please revise Note 6 to include disclosure of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) or alternatively, revise the risk factors section to indicate that there are no restrictive covenants contained in your current credit facility.

36. We note from your response to comment 67 from our letter of July 20, 2006 that on September 15, 2004 you issued common stock at $.05 to consultants and that the market price was the same. However we note from your disclosure on page 27 that the range of the market price for the quarter ended September 30, 2004 was between $.22 and $.50 per share. Please resolve this discrepancy for us and if the share price was higher than the conversion price at the time of the issuance of the note, please tell us how these notes were analyzed for the existence of a beneficial conversion feature at the time of issuance. Refer to the guidance outlined in EITF 98-5 and EITF 00-27. Also, please revise the date of the notes disclosed in Note 6 to be consistent with the dates included in your response and to include the terms of the conversion features of the notes. Also, as previously requested, please tell us and disclose in the notes to your financial statements the pertinent rights and privileges of the convertible debt. See Rule 5-02(22) of Regulation S-X.

Note 7. Acquisition, page F-12

37. We note from your response to comment 68 from our letter of July 20, 2006 that you have revised Note 7 to disclose the accounting treatment that was used for the acquisition. However we do note believe that your revised disclosure adequately addresses our comment. Please revise your disclosure to indicate if Catadyne was considered a non-operating public shell corporation. Also, please explain in the note how you have accounted for the transaction, including how you accounted for the beginning equity amount presented on the statement of stockholders' equity and how you accounted for the common stock issued for the reverse merger.

Note 8. Common Stock, page F-13

38. We note from your response to comment 56 from our letter of July 20, 2006 that of the $352,770 consulting fees, $141,006 was prepaid for 2006. Please revise your disclosure in Note 8 to indicate that of the total of $303,800 in stock issued for consulting fees, $141,006 was prepaid for 2006 and $162,794 was charged to expense in 2005.

39. We note from your response to comment 69 from our letter of July 20, 2006 that during May 2005 you issued 228,000 shares of common stock valued at the average market price of $.85 per share However, Note 8 indicates that in July and August 2005 you issued 228,000 shares at the market value of $1.33 per share. Please resolve these discrepancies for us. Also, as previously requested, please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received for the shares issued for consulting services in April through December 2004 and January 2005. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

40. We note from your response to comments 69 and 70 from our letter of July 20, 2006 that shares were issued to a former officer of the company in consideration of a short term loan, convertible note, and back salary, and the officer accepted the stock at a value greater than the market value. Please tell us and disclose in the notes to the financial statement the original conversion terms of the convertible note payable. Also, please tell us and disclose in the notes to your financial statements how you considered APB 26 and FTB 80-1 in your accounting and why you believe it is appropriate to record the common stock at a value above the market value.

41. We note from your response to comment 71 from our letter of July 20, 2006 that you did not address how you analyzed the convertible note for the existence of a

beneficial conversion feature at the time of issuance. In light of your disclosure that the initial conversion terms were $.50 per share and your disclosure on page 27 that the range of the market value of common stock during the quarter ended March 31, 2005 was between $.70 and $.93 per share, please tell us and revise your notes to the financial statements to indicate whether the original terms of the notes provided for a beneficial conversion feature at the time the note was issued. If so, please explain how you accounted for this beneficial conversion feature in your financial statements. Refer to the guidance outlined in EITF 98-5 and EITF 00-27.

Other

42. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.


Sincerely,

Max A. Webb
Assistant Director


cc: <u>Via Facsimile (212) 661-5350</u>
        Paul Goodman, Esq.
        Cyruli, Shanks & Zizmor, LLP